FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of October, 2004
		 		  ---------------

		  Commission File Number 1-4620
		  		        --------

		 Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
  -----------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
				      ------

For Immediate Release					October 12, 2004
							RM:21-04

CRYSTALLEX REPORTS FULL RESULTS FROM LAS CRISTINAS 2004 INFILL DRILL PROGRAM;
		 APPOINTS DR. RICHARD SPENCER VP EXPLORATION

TORONTO, ONTARIO, October 12, 2004-CRYSTALLEX INTERNATIONAL CORPORATION (TSX:KRY) (Amex:KRY) today reported the assay results from remaining 8 holes of the infull drilling program announced on April 19th 2004.
Crystallex implemented this program to upgrade inferred resources to indicated resources at Las Cristinas in order to increase the current 10.2 million ounce reserve. The 18-hole, 7120.2 meter program, was completed in mid June 2004. Results from ten of the eighteen holes of the infill program were press relesased by Crystallex in August and September 2004. Results for all the principal mineralized intervals of the 18-hole infill drilling program are tabulated below. Drill hole locations and coordinates are shown on the accompanying location plan. All inclined holes were drilled at an azimuth of 90 degrees.

TABLE 1-Assay results for principal mineralized intervals intersected in the northern area drilled in the infill program. The results are tabulated according to the geographic location of the bore holes with the northernmost bore hole appearing first in the table and the southernmost last in the table.

TABLE 1

--------------------------------------------------------------------------
Hole No	    Mineralization Intersection (meters)                     Grade
--------------------------------------------------------------------------
	    Est. Vertical            Downhole 	     Est. True      (g/t Au)
	    Depth 				     Width

	    Start (m)   From       To      Length

*K4CO1140   190         283.50     357.50  74.00       72.50           1.50

*K4CO1141   247		247.50	   330.50  83.00       54.00	       2.35
 includes   247		247.50	   259.50  12.00        7.80	       5.44
 includes   265		265.50	   330.50  65.00       42.30	       2.00

*K4CO1142   190		206.50     278.50  72.00       69.80	       1.31

*K4CO1143   185    	207.50     284.50  77.00       75.50	       1.94
            290		320.50     332.50  12.00       11.80	       1.77

*K4CO1130   0		  0.00	    45.00  45.00       43.20	       1.44
	    99		106.50	   131.50  25.00       24.00           0.93
            185		198.50	   298.50 100.00       96.00           1.77
            310		334.50     347.50  13.00       12.50           1.19
--------------------------------------------------------------------------
K4CO1131    173         173.50     313.50 140.00      121.80           0.94
--------------------------------------------------------------------------

*Assay results (shown in italics) previously reported in a Crystallex press release dated September 24th, 2004.

TABLE 2-Assay results for the principal mineralized intervals intersected in the southern area drilled in the infill program. The results are tabulated according to the geographic location of the bore holes with the northernmost bore hole appearing first in the table and southernmost last in the table.

TABLE 2

----------------------------------------------------------------------------
Hole No       Mineralization Intersection (meters)                   Grade
----------------------------------------------------------------------------
              Est. Vertical         Downhole	        Est. True   (g/t Au)
	      Depth

              Start(m)   From       To        Length    Width

**K4CO1132    250.20     289.00     411.50    122.50    120.70        1.50

**K4CO1133    259.50	 276.50     318.50     42.00	 39.50        0.86
	      299.30     318.50     383.50     65.00     61.10        1.56

**K4CO1134    276.50     276.50     419.50    143.00    109.50        1.09

**K4CO1135    221.30     235.50	    372.50    137.00    128.70        1.92
  includes    271.10     288.50     317.50     29.00     27.30        4.59

**K4CO1136    221.50     221.50     449.50    228.00    174.60        1.57
  includes    313.50 	 313.50     449.50    136.00    104.20	      2.22
  includes    373.50     373.50     402.50     29.00     22.20	      3.50

K4CO1138      112.00	 112.50	    164.50     52.00	 36.90	      1.10
	      219.00	 219.50	    295.50     76.00	 54.00	      1.50

K4CO1137      169.00	 169.50	    183.50     14.00      9.90	      1.03
	      205.00	 205.50	    234.50     29.00     20.60	      1.65
 	      243.00	 243.50	    263.50     20.00     14.20	      1.14
              274.00	 274.50	    289.50     15.00     10.70	      1.02
	      302.00	 302.50	    420.00    117.50     83.40	      1.83

K4CO1139      137.00	 139.00	    228.00     89.00	 74.80	      0.88
	      303.00	 306.00	    400.00     94.00	 79.00	      1.52
Includes      303.00	 306.00	    380.00     74.00	 62.20	      1.74

K4CO1144      150.00	 171.50	    214.50     43.00     41.30	      1.24
	      200.00	 227.50	    236.70      9.00      8.60        5.43
	      233.00	 264.50	    382.50    118.00    113.30        2.05
Includes      251.00	 285.50	    320.50     35.00     33.60        4.15

K4CO1145       68.00	  68.00	    126.00     58.00     44.30        1.02
	      172.50	 172.50	    330.50    158.00    121.00        1.68
Includes      222.50	 222.50     241.50     19.00     14.60        3.10
Includes      259.60	 259.60     292.50     33.00     25.30        2.15
Includes      316.50	 316.50     330.50     14.00     10.70        4.12

K4CO1146       12.70	  14.00      70.00     56.00     54.10        1.32
               88.00      98.00     136.50     38.50     37.20        1.59
	      140.90     155.50     270.50    115.00    111.10        1.33
Includes      162.70     179.50     210.50     31.00     29.90        2.38

K4CO1147      169.50	 175.50     321.50    146.00    132.30        1.26
---------------------------------------------------------------------------

**Assay results (shown in italics) previously reported in a Crystallex press release dated August 24th, 2004.

The purpose of the infill drill program was threefold:

o  	To increase the density of drilling in zones currently classified as
	inferred resources in order to confirm the continuity of the higher grade portion of the orebody, a 100 m to 200 m thick mineralized zone consisting of bands grading 1.0 g/t Au to over 7 g/t Au alternating with sub-parallel mineralized horizons in the 0.25 to 1.0 g/t Au range, within the targeted zones of inferred resources;

o	To allow previously identified inferred resources to be upgraded to
	indicated resources.

o	To incorporate the newly defined indicated resources into a revised
	Las Cristinas resource and reserve model to be completed by Mine Development Associates ("MDA") of Reno, Nevada for release by Crystallex at the beginning of Q4 2004.

An east-west cross section on the 9450 line is provided as an example of the geometry of the inferred resource zone within the Conductora pit shell targeted by the drilling.

Todd Bruce, Crystallex President and CEO, commented, "The positive results from the 18 hole infill drill program strongly suggests that Crystallex's objective of increasing the current 10.2 million ounce Las Cristinas gold reserve with this program will be achieved. MDA has now been provided with all the results from the infill drilling program in order to update our Reserve and Resource models and Mine Plan. We expect to release MDA's updated reserve estimates later this month." Following the completion of the new reserve and resource models using a US$325 per ounce gold price, MDA will produce a sensitivity analysis showing reserve calculations at various gold prices. Crystallex expects to release these sensitivity results in late October.

Drilling at Las Cristinas was carried out by Major Drilling of Moncton, New Brunswick, and Dr. Luca Riccio, P.Geo, Crystallex's VP of Exploration, was the qualified person in charge of supervising the drilling programs. Core samples from 15 of the 18 holes, as well as standards, blanks and coarse rejects for quality control, were prepared at Societe Generale de Surveillance's ("SGS") sample preparation laboratory in Tumeremo, Venezuela,and subsequently assayed at SGS's analytical laboratory in Lakefield, Ontario.
Core from three bore holes (K4CO1145, 1146 and 1147), along with standards, blanks and coarse rejects for quality control, were prepared and assayed at Triad's laboratory at La Camorra, Venezuela.

Crystallex also announced today the appointment of Dr. Richard
Spencer as Crystallex's Vice President, Exploration. Dr. Spencer joined the Crystallex management team at the beginning of October 2004. Prior to joining Crystallex, Dr. Spencer was employed by IAMGOLD Corporation as the Exploration Manager for South America where he had responsibility for exploration in Ecuador, Argentina, Brazil and Peru as well as the pursuit of acquisition opportunities throughout South America. This exploration led to a potentially major gold-copper discovery on the Quimsacocha property in Ecuador. Prior to joining IAMGOLD Dr. Spencer worked on gold target-generation in the Witwatersrand basin for Gencor (now BHP Billiton) in South Africa for some 7 years, before being seconded to Ecuador. In Ecuador, he initiated and oversaw exploration programs which resulted in the discovery of a belt of copper porphyries which is now known as the Corriente Copper Belt. Dr. Spencer has a PhD in Geology obtained from the University of the Witwatersrand in South Africa. Dr. Spencer is a member of the Society of Economic Geologists, the Society for Geology Applied to Mineral Deposits and is a fellow of the Geological Society of London.

Dr. Luca Riccio, who served as VP Exploration while the company was headquartered in Vancouver, has elected not to move to Toronto. He will continue to assist the management team as the Company's Consulting Geologist. Crystallex wishes to thank Dr. Riccio for all his past contributions and looks forward to his future contributions in his new role.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in the first quarter of 2006 at an average annualized rate of some 300,000 ounces for the first five years of operation. Other key assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol:
KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com



NOTE: This release contains certain forward-looking statements and information regarding Crystallex's financial position, business strategy and plans and objectives of its management for future operations that derive from management's beliefs and assumptions based on information currently available. The statements and information are forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section
21E of the Securities Exchange Act of 1934, as amended. When used in this release, the words "anticipate," "believe," "intend," "estimate," "expect," "will," "could," "may" and similar expressions intend to identify forward-looking statements, but the fact that any of these words does not appear does not mean that the statement is not forward-looking. Forward-looking statements, which appear in this release, describe, among other things, risks and uncertainties, and reflect management's current views with respect to future events. Actual results could differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form ("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, whether financial or otherwise, may vary materially from those described on this release. This paragraph expressly qualifies all subsequent written and oral forward-looking statements attributable to Crystallex or persons acting on its behalf as disclosed in this release or elsewhere.

Cautionary Note to Investors - We use certain terms in this release, such as "resource," "measured resource", "indicated resource" and "inferred resource," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. Furthermore, reserves have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, however, a full feasibility study is required in order to classify mineral deposits as reserves, since the SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Therefore, the amount of reserves may differ for Canadian and US reporting purposes.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

[CRYSTALLEX DRILL HOLE LOCATION and 9450 CROSS SECTION MAPS OMITTED]

	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
				      ------------------------------------
						   (Registrant)


Date   October 12, 2004     		     	By    /s/ Daniel R. Ross
-------------------------			--------------------------
						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature